Exhibit 99.1

MATERIAL CHANGE REPORT

1.	Name and Address of Company

First Majestic Silver Corp. (“First Majestic”)

1805 - 925 West Georgia Street

Vancouer, British Columbia V6C 3L2

2.	Date of Material Change

September 25, 2015

3.	News Release

A press release was disseminated through Marketwired on September 25, 2015 and subsequently filed on SEDAR.

4.	Summary of Material Change

First Majestic and SilverCrest Mines Inc. (“SilverCrest”) announced that shareholders of both companies have voted in favour of the necessary resolutions to approve the previously announced arrangement (the “Arrangement”) among First Majestic, SilverCrest and SilverCrest Metals Inc. (“New SilverCrest”).

5.	Full Description of Material Change

The Arrangement was approved by approximately 93.2% of votes cast by SilverCrest shareholders and 92.4% of votes cast by disinterested shareholders. The issuance of common shares of First Majestic as consideration under the Arrangement was approved by approximately 98.6% of votes cast by First Majestic shareholders. The stock option plan of New SilverCrest, a new company created as part of the Arrangement, also received approval of approximately 88.3% of votes cast by SilverCrest shareholders.

The Arrangement is expected to close on October 1, 2015, subject to applicable regulatory approvals and the satisfaction of other customary conditions.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, please contact:

Keith Neumeyer, President & CEO

Telephone: (604) 688-3033 Facsimile: (604) 639-8873

9.	Date of Report.

September 28, 2015.